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Jan. 7, 2010

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE:  RIVERSOURCE EQUITY SERIES, INC.
          RiverSource Mid Cap Growth Fund
     Post-Effective Amendment No. 107
     File Nos. 002-13188/ 811-00772
     Accession Number: 0000950123-09-070164

Dear Ms. Mengiste:

This letter responds to your comments received by telephone on Dec. 28, 2009 and Dec. 30, 2009 for the above-referenced post-effective amendment filed on Dec. 11, 2009.

COMMENT 1:   Please supplementally explain why the lead-in language to the
             Expense Example is revised from that prescribed in Item 3 of Form
             N-1A.

RESPONSE:    We intend to apply the language, without revision, as prescribed by
             Item 3 of Form N-1A in the third sentence of the lead-in to the expense Example when the fund does not have a contractual expense reimbursement or fee waiver arrangement in place that will reduce fund operating expenses for at least one year from the effective date of the fund's registration statement.

             However, when a contractual expense reimbursement or fee waiver arrangement is in place for a fund for at least one year from the effective date of that fund's registration statement, we intend to revise the language to read as follows:

                  "The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses are as described in the Annual Fund Operating Expenses table, with contractual commitments to waive fees and reimburse expenses expiring as indicated."

             We believe the revised language is appropriate and necessary for funds with such an expense reimbursement or fee waiver arrangement because the expense rates used to calculate the amounts shown in the table do not remain the same for each of the periods shown. Instead, the total annual (net) fund operating expenses which reflects the contractual commitment to waive fees and reimburse expenses is applied only until such time as the commitment expires. For example, assume a contractual commitment to waive fees and reimburse expenses is in place for the 12 month period commencing from the effective date of the Fund's registration statement. In such case, the dollar amounts in the "3 year" column would be calculated using the total annual (net) fund operating expense rate (which includes the fee waiver/expense reimbursement) for the first 12 months and thereafter, for the remaining 24 months, using the total annual fund operating expense rate (which does not include the fee waiver/expense reimbursement). Accordingly, the expenses used in the calculation "would not remain the same" but

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             would change after 12 months. Therefore, we believe the language in the prospectus appropriately describes the calculation of the expense Example and is necessary because to state otherwise (i.e., that the expenses would "remain the same") may be misleading.

COMMENT 2:   Please delete the remaining footnotes beneath the Expense Example table.

RESPONSE:    Complied

COMMENT 3:   Please delete the parenthetical that reads "(after applicable sales charges)" in the heading for the Average Annual Total Returns table.

RESPONSE:    While we recognize that the heading prescribed in Item 4(b)(2) of
             Form N-1A does not contain the parenthetical referenced in the Comment, we intend to retain the parenthetical in order to present the information in the table in a clear, concise, and understandable manner(1) and to enhance the readability of the prospectus(2).

             We believe it is appropriate to retain the parenthetical because it concisely discloses to the investor, in a logical place, that the information in the table reflects applicable sales charges. This is particularly important for investor understanding because the information presented in the bar chart, which precedes the table, does not reflect applicable sales charges.

             (1)  See SEC Release Nos. 33-8998 and IC-28584 (Jan. 13, 2009)
                  under the caption Plain English in section III.A.1.

             (2)  See General Instruction B.4.(c) to Form N-1A.

In connection with the post-effective amendment listed above, the Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (612) 671-4321or Andrew Kirn at (612) 678-9052.

Sincerely,


/s/ Christopher O. Petersen
-------------------------------------
Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.